Exhibit (a)(5)(vi)

The Scotts Miracle-Gro Company	NEWS

ScottsMiracle-Gro Announces Preliminary Results of its Modified
“Dutch Auction” Tender Offer
MARYSVILLE, Ohio (February 15, 2007) — The Scotts Miracle-Gro Company (NYSE: SMG), the world’s leading marketer of branded consumer lawn and garden products, today announced the preliminary results of its tender offer which expired at 12:00 midnight, New York City time, on February 14, 2007. In the tender offer, ScottsMiracle-Gro offered to purchase for cash up to 4,504,504 common shares in a price range of $48.50 to $55.50 per share.
In accordance with the terms and conditions of the tender offer, and based on a preliminary count by National City Bank, the depositary for the tender offer, approximately 7.1 million shares were tendered, including 4.0 million that were tendered through notice of guaranteed delivery. Based on these preliminary results, the Company expects to accept for purchase approximately 4.5 million common shares at a purchase price of $54.50 per share, for a total cost of approximately $245.5 million. Based on the preliminary count, ScottsMiracle-Gro has been informed that the proration factor is approximately 92 percent.
The number of shares validly tendered and not validly withdrawn, the purchase price set forth above and the proration factor are preliminary and subject to verification by the depositary. The actual number of shares validly tendered and not validly withdrawn and the final purchase price will be announced promptly following the verification process. Thereafter, ScottsMiracle-Gro will promptly commence payment for the shares purchased in the tender offer.
The shares expected to be purchased in the tender offer represent approximately 7 percent of the Company’s outstanding shares. As a result of the completion of the tender offer, immediately following payment for the tendered shares, ScottsMiracle-Gro expects that approximately 63.4 million common shares will be issued and outstanding.
Banc of America Securities LLC was the dealer manager for the tender offer. D.F. King & Co., Inc. served as information agent.
About ScottsMiracle-Gro
With $2.7 billion in worldwide sales and more than 6,000 associates, The Scotts Miracle-Gro Company, through its wholly-owned subsidiary, The Scotts Company LLC, is the world’s largest marketer of branded consumer products for lawn and garden care, with products for professional horticulture as well. The Company’s brands are the most recognized in the industry. In the U.S., the Company’s Scotts®, Miracle-Gro® and Ortho® brands are market-leading in their categories, as is the consumer Roundup® brand, which is marketed in North America and most of Europe exclusively by Scotts and owned by Monsanto.

The Company also owns Smith & Hawken, a leading brand of garden-inspired products that includes pottery, watering equipment, gardening tools, outdoor furniture and live goods. In Europe, the Company’s brands include Weedol®, Pathclear®, Evergreen®, Levington®, Miracle-Gro®, KB®, Fertiligene® and Substral®. For additional information, visit us at www.scotts.com.
Statement under the Private Securities Litigation Act of 1995: Certain of the statements contained in this press release, including, but not limited to, information regarding the future economic performance and financial condition of the company, the plans and objectives of the company’s management, and the company’s assumptions regarding such performance and plans are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:
•	Adverse weather conditions could adversely affect our sales and financial results;
•	Our historical seasonality could impair our ability to pay obligations as they come due and operating expenses;
•	Our substantial indebtedness could adversely affect our financial health;
•	Public perceptions regarding the safety of our products could adversely affect us;
•	The loss of one or more of our top customers could adversely affect our financial results because of the concentration of our sales to a small number of retail customers;
•	The expiration of certain patents could substantially increase our competition in the United States;
•	Compliance with environmental and other public health regulations could increase our cost of doing business; and
•	Our significant international operations make us more susceptible to fluctuations in currency exchange rates and to the costs of international regulation.
Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward looking information contained in this release is readily available in the Company’s publicly filed quarterly, annual and other reports.
Contact:
Jim King
Vice President
Investor Relations & Corporate Communications
937-578-5622